# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KORE Group Holdings, Inc., CIK 0001855457
CUSIP: 50066V107
Title of class of securities: Commom Stock
Address of issuer's principal executive offices: 1155 PERIMETER CENTER WEST, 1155 PERIMETER CENTER WEST, ATLANTA, Georgia (GA), 30346
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001906738-26-000001
Filed by CIK 0001906738

## Reporting persons
- Dotmar Investments Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Following a private sale transaction in July 2026, the Issuer's shares are no longer publicly traded, and the Reporting Person ceases to beneficially own any securities registered under Section 12 of the Exchange Act.

## Item 1. Issuer
Name of issuer: KORE Group Holdings, Inc.
Address of issuer's principal executive offices: 1155 PERIMETER CENTER WEST, 1155 PERIMETER CENTER WEST, ATLANTA, GEORGIA, 30346.

## Item 2. Person Filing
Name of person filing: Wadih Hanna
Address of principal business office or, if none, residence: Hillside Chalkpit Lane, Marlow SL7 2JE United Kingdom
Citizenship: United Kingdom

## Item 4. Ownership
Amount beneficially owned: 0.00
Percent of class: 0.00
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
This Amendment No. 1 is being filed as a final exit filing to report that following a private sale transaction in July 2026, the Issuer's shares are no longer publicly traded, and the Reporting Person has ceased to be the beneficial owner of any class of equity securities registered under Section 12 of the Exchange Act."

## Signatures
- Dotmar Investments Ltd: Wadih Hanna, Director (09/08/2026)